UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41834

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On October 12, 2023, Global Mofy Metaverse Limited (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital, LLC, as the representative of the underwriters listed on Schedule A thereto (the “Representative”) in connection with the initial public of 1,200,000 ordinary shares, par value $0.000002 per share, of the Company (the “Ordinary Shares”) at an offering price of $5.00 per share (the “Public Offering Price”).

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 180,000 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”).

On November 6, 2023, the Representative exercised the Over-Allotment Option partially to purchase an additional 40,000 Ordinary Shares. The Company received $174,000 in net proceeds from the exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on November 8, 2023.

The Company issued a press release on November 8, 2023, announcing the closing of the Over-Allotment Option. Copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Global Mofy Metaverse Limited Announces Exercise of the Underwriter’s Over-Allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy Metaverse Limited

Date: November 8, 2023	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

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